CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                 &01 8th Street, N.W., Suite 410
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720


                                            April 6, 2009

VIA EDGAR
---------

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re: Prana Biotechnology Limited
                          Form 20-F for the Fiscal Year Ended June 30, 2008 Filed September 25, 2008
                          File No. 000-49843
                          ------------------

Dear Mr. Riedler.

         On behalf of our client, Prana Biotechnology Limited (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Geoffrey P. Kempler, Chief Executive Officer of the Company, dated March 24, 2009, with respect to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2008 filed with the Commission on September 25, 2008 (the "2008 20-F").

         The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated March 24, 2009. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2008
------------------------------------------

GENERAL
-------

1. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE INFORMATION YOU HAVE PROVIDED IN RESPONSE TO PREVIOUS COMMENTS 2, 3, 4 AND 5 IN YOUR AMENDED FORM 20-F. IN ADDITION, PLEASE INDICATE WHERE YOU HAVE PROVIDED THE REQUESTED INFORMATION IN YOUR AMENDED FORM 20-F. ADDITIONALLY, EXPLAIN THE MEANING OF THE TERM "NATIONAL PHASE PROSECUTION" THE FIRST TIME IT IS USED.

         The Company respectfully notes that the additional information that it provided in its response to previous comments 2, 3, 4 and 5 is immaterial. Furthermore, the agreement with the Bimolecular Research Institute referred to in prior comment 4 and the agreement with GHC referred to in prior comment 5 are not relevant to the current primary business purpose of the Company, which is the development and commercialization of its library of metal protein attenuating compounds, notably PBT2, the Company's lead Alzheimer's disease compound. A full amendment to the 2008 Form 20-F would require the Company to incur substantial legal and accounting expenses. As a result of the foregoing, the Company believes that a full amendment to the 2008 Form 20-F is neither necessary nor appropriate. The Company will include the information in its annual report on Form 20-F for the year ended June 30, 2009 (the "2009 Form 20-F).

         The term "national phase prosecution" as used in the 2008 Form 20-F means that the patent application in question has been formally filed before the relevant national patent office(s) and is under the normal (pre-grant or allowance) examination process by that national patent office. The Company will include such definition in its 2009 Form 20-F the first time the term is used.

         In accordance with our response to previous comment 2, the Company will file the consulting agreement with Professor Ashley Bush on a Form 6-K.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, PAGE 42
-------------------------------------------------------

2. WE NOTE YOUR RESPONSE TO COMMENT 4 AND ADDITIONALLY YOUR STATEMENT THAT NO PAYMENTS HAVE BEEN MADE IN RELATION TO YOUR AGREEMENT WITH THE BIOMOLECULAR RESEARCH INSTITUTE OVER THE PAST THREE YEARS. PLEASE REVISE THE DISCLOSURE IN YOUR AMENDED FORM 20-F TO INCLUDE ALL AMOUNTS PAID TO DATE UNDER THE BRI AGREEMENT OR NOTE THAT NO PAYMENTS HAVE BEEN MADE IF THAT IS THE CASE.

         To date, the Company paid a total of $350,000 under the agreement with the Bimolecular Research Institute dated February 8, 2000, all of which amount was paid in 2000. The Company will include this information in the 2009 Form 20-F.

3. WE NOTE YOUR RESPONSE TO COMMENT 5. IT IS UNCLEAR FROM YOUR RESPONSE EXACTLY HOW MUCH HAS BEEN PAID TO DATE PURSUANT TO YOUR AGREEMENT WITH THE GENERAL HOSPITAL CORPORATION. PLEASE REVISE THE DISCLOSURE IN YOUR AMENDED FORM 20-F TO CLARIFY THE TOTAL AMOUNT PAID TO DATE UNDER THE GHC AGREEMENT.

         Under the agreement dated January 1, 2001 between the Company and GHC, the Company paid GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001. The full payment by the Company of the foregoing amounts is disclosed on page 44, paragraph 2, of the 2008 Form 20-F.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-7
----------------------------------------------------

NOTE 21. KEY MANAGEMENT PERSONNEL COMPENSATION
----------------------------------------------

4. WE NOTE YOUR RESPONSE TO COMMENTS 6 AND 7. PLEASE REVISE THE EXECUTIVE REMUNERATION DISCLOSURE IN YOUR AMENDED FORM 20-F AS NECESSARY TO REFLECT THE COMPENSATION PAID TO MR. REVELINS FOR THE YEAR ENDED JUNE 30, 2008.

         Since the compensation paid to Mr. Revelins for the year ended June 30, 2008 is included in Note 21 to the financial statements included in the 2008 Form 20-F, the Company does not believe it is necessary or appropriate to file a full amendment to the 2008 Form 20-F solely for this information, for the reasons set forth in the Company's response above to comment no. 1. The Company will include the corresponding information in the 2009 Form 20-F.

                                      * * *

         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

cc: Geoffrey Kempler, Chief Executive Officer, Prana Biotechnology Limited
      (by email)
    Richard Revelins, Chief Financial Officer, Prana Biotechnology Limited
      (by email)
    Kate Plumridge, The CFO Solution (by email)
    Brad Slade, The CFO Solution (by email)

SJG:sr